April 8, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated April 1, 2013, regarding Energizer Resources Inc. Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2012

File No. 000-51151

Ladies and Gentlemen:

This letter responds (on a correspondence basis) to the staff’s comments set forth in the April 1, 2013 letter regarding the above-referenced Form 10-K (as amended) for the fiscal year ended June 30, 2012. For your convenience, the staff’s comments are included below, and we have numbered our responses accordingly. Our responses are as follows:

Staff Comment No. 1.

We note your response to comment 5 in our letter dated March 13, 2013, and we reissue the comment. Please provide all of the information required by Item 404(a) of Regulation S-K, including the names of the related persons as required by Item 404(a)(1) of Regulation S-K. For example, please specify the names of the directors and officers of the company who had or will have a direct or indirect material interest in the transaction discussed in (a) on page 51. Please also specify the basis on which each director and officer is a related person and specify each director’s or officer’s position, relationship with, or ownership in Red Pine Exploration Inc., as applicable.

Energizer’s Response:

We have enhanced our related party disclosure revolving around the loan with Red Pine Exploration Inc to comply with Item 404(a)(1) of Regulations S-K.

Staff Comment No. 2.

We note your response to comment 6 in our letter dated March 13, 2013. Please file the Definitive Joint Venture Agreement in its entirety, including Annexures B and C.

Energizer’s Response:

We have noted your comment and have included the full agreement in this filing.

* * * * *

April 8, 2013

Energizer Resources Inc. hereby acknowledges that:

•	Energizer Resources Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	Energizer Resources Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding our response letter, please do not hesitate to contact the undersigned at (416) 364-4911.

Sincerely,

Energizer Resources Inc.

/s/ Peter Liabotis

Peter Liabotis

Senior Vice President and Chief Financial Officer

cc: Jill Arlene Robbins, P.A.